Exhibit 99.2
Shinhan Bank and Shinhan Card resolved to pay cash dividends to Shinhan Financial Group

On February 11, 2019, the Board of Directors of Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group (hereafter “SFG”), resolved to pay cash dividends of KRW 890,000,000,000 or KRW 561.30 per common share for the fiscal year of 2018, subject to the shareholders’ approval.

On February 12, 2019, the Board of Directors of Shinhan Card, a wholly-owned card subsidiary of SFG, resolved to pay cash dividends of KRW 337,745,171,682 or KRW 2,694 per common share for the fiscal year of 2018, subject to the shareholders’ approval.

Since SFG wholly owns Shinhan Bank and Shinhan Card, SFG will be receiving the total dividend amounts.

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